SCHEDULE A

Transactions in Shares of Common Stock in the last 60 days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Gift of Common Stock	(135,750)	0.00	07/02/2024[1]

1 Reported on February 3, 2025.